January 12, 2011
By EDGAR Transmission
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Johnny Gharib

Re:	Alnylam Pharmaceuticals, Inc. Form 10-K Filed February 26, 2010 File No. 000-50743
Ladies and Gentlemen:
On behalf of Alnylam Pharmaceuticals, Inc. (the “Company”), I am writing in response to comments contained in the letter dated December 2, 2010 (the “Letter”) from Jeffrey Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to John M. Maraganore, the Company’s Chief Executive Officer. The responses set forth below are keyed to the numbering of the comments and the headings used in the Letter.
Form 10-K, filed February 26, 2010
Business, page 2
1.	We note that you have included as exhibits various license agreements with each of Cancer Research Technology Limited, Carnegie Institution of Washington, Cold Spring Harbor Laboratory, Garching Innovation GmbH (now known as Max Planck Innovation GmbH) and The Board of Trustees of the Leland Stanford Junior University. Please describe the material terms of each of these agreements, including, but not limited to any payment provisions, a range of royalty rates, aggregate milestones, usage restrictions, exclusivity provisions and duration and termination provisions.

Response:	The Company analyzes each of its agreements for materiality when it enters into the agreement and periodically thereafter. Item 601(b)(10)(ii)(B) of Regulation S-K clarifies that if an agreement is such as ordinarily accompanies the kind of business conducted by the registrant, it will be deemed to be made in the ordinary course of business, and therefore not required to be filed, unless the agreement is, among other things, one “upon which the registrant’s business is substantially dependent.” The Company has reassessed the materiality of its agreements with each of Cancer Research Technology Limited (“CRT”), Carnegie Institution of Washington
300 Third Street • Cambridge MA, 02142 • main 617.551.8200 • fax 617.551.8101 •
www.alnylam.com

Securities and Exchange Commission
January 12, 2011

(“Carnegie”), Cold Spring Harbor Laboratory (“Cold Spring”) and The Board of Trustees of the Leland Stanford Junior University (“Stanford”) and concluded that each such agreement was made in the ordinary course of the Company’s business and that its business is not currently substantially dependent on any one of these agreements, and accordingly, the Company does not intend to continue to file any of these agreements as an exhibit to its Form 10-K for the year ended December 31, 2010 under Item 601(b)(10) of Regulation S-K. The Company continues to consider its license agreements with Garching Innovation GmbH (now known as Max Planck Innovation GmbH) (“Max Planck”) material agreements. The Company intends to revise its disclosure regarding the Max Planck license agreements in its Form 10-K for the year ended December 31, 2010 and to continue to file the agreements as exhibits to its Form 10-K.

The Company is a biopharmaceutical company seeking to develop and commercialize novel therapeutics based on RNA interference (“RNAi”). Patent protection is critical to success in the research-based biotechnology industry. Accordingly, license agreements are very much a part of the ordinary course of business in the industry. As disclosed in its periodic filings, including its Forms 10-K and 10-Q, part of the Company’s strategy is to identify and acquire rights to patents and patent applications relevant to the development of its RNAi therapeutic candidates. As part of this strategy, the Company has entered into, and intends to continue to enter into, agreements with respect to a broad portfolio of intellectual property covering various aspects of RNAi technology. The license agreements with CRT, Carnegie, Cold Spring and Stanford, pursuant to which the Company has in-licensed rights to various aspects of RNAi technology, are part of this ordinary course business strategy.

In considering the materiality of license agreements for purposes of the exhibit requirements under Item 601(b)(10) of Regulation S-K, the Company considers the following factors:
•	The impact on the Company’s business (including the Company’s ability to develop and commercialize RNAi therapeutics and the cost impact) in the event the license was not available;

•	The applicability of the technology to the Company’s drug development platform and/or drug development strategy;

•	The stage of development and value of the therapeutic(s) for which the technology is relevant and the importance of such technology to the development and commercialization of such therapeutics; and

•	The amount and timing of payments under the license agreement.

Securities and Exchange Commission
January 12, 2011

The Company acknowledges that its business continues to be substantially dependent on licenses to certain fundamental patents applicable to all small interfering RNAs (“siRNAs”) and to certain chemistry patents broadly applicable to siRNAs, including its agreements with Max Planck discussed below. However, due to the evolution of its patent portfolio and the scope of the claims contained in certain patents and pending patent applications covered by the CRT, Carnegie, Cold Spring and Stanford license agreements, as well as the gradual transition of the Company’s patent portfolio to more product focused intellectual property, the Company does not currently believe its business is substantially dependent on these licenses, each of which represents only a narrow aspect of the Company’s overall patent portfolio.

The annual aggregate payments that the Company made to CRT, Carnegie, Cold Spring and Stanford represented less than 1% of the Company’s total operating expenses in each of 2009 and 2010. In addition, to the extent the Company is required to make milestone or royalty payments under any of these agreements, such payments will not represent a material percentage of its operating expenses or cash, cash equivalents and marketable securities. Accordingly, the Company does not believe that the payment of development or sales milestone payments to any of CRT, Carnegie, Cold Spring or Stanford would be material to the Company’s results of operations or financial condition.

Notwithstanding the Company’s determination that the CRT, Carnegie, Cold Spring and Stanford agreements are no longer material under Item 601(b)(10) of Regulation S-K, the Company believes that disclosure of the patents and patent applications licensed under the these agreements in its Form 10-K and other filings provides meaningful information for investors regarding the Company’s broad intellectual property portfolio.

In response to the Staff’s comment regarding disclosure of the material terms of the Max Planck agreements, including, but not limited to any payment provisions, a range of royalty rates, aggregate milestones, usage restrictions, exclusivity provisions and duration and termination provisions, the Company intends to revise its disclosure regarding the Max Planck license agreements in its Form 10-K for the year ended December 31, 2010 and to continue to file these agreements as exhibits to its Form 10-K. The revised disclosure will be substantially similar to that set forth below:
“In December 2002, we entered into a co-exclusive license with Max Planck Innovation (formerly known as Garching Innovation GmbH) for the worldwide rights to use and sublicense certain patented technology to develop and commercialize therapeutic products and related applications. We also obtained the rights to use, without the right to sublicense, the technology for all diagnostic uses other than for the purposes of therapeutic monitoring. In consideration for the rights to license this technology, we issued to Max Planck Innovation 723,240 shares of Series B redeemable convertible preferred stock with a fair value of $1.8 million. We were also given the right to acquire

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January 12, 2011

the remaining 50 percent exclusive rights, which right we exercised upon our acquisition of Ribopharma AG in July 2003. In consideration for the remaining rights to this technology, we issued Max Planck Innovation an additional 158,605 shares of Series B redeemable convertible preferred stock with a fair value of $0.4 million. The 881,845 shares of Series B redeemable convertible preferred stock held by Max Planck Innovation converted into 464,128 shares of common stock upon the closing of our initial public offering in June 2004.
In June 2005, we entered into an amendment to our agreement with Max Planck Innovation that secured our exclusivity to use and sublicense certain patented technology to develop and commercialize therapeutic products and related applications. In connection with this amendment, we issued 270,000 shares of our common stock, which were valued at $2.1 million, to Max Planck Innovation and certain of its affiliated entities.
We are not obligated to pay any development or sales milestone payments to Max Planck Innovation, however, we will be required to pay Max Planck Innovation future royalties on net sales of all therapeutic and prophylactic products developed with the technology, if any.
Our agreements with Max Planck Innovation generally remain in effect until the expiration of the last-to-expire patent licensed thereunder. We estimate that the principal issued patents covered under the Max Planck Innovation agreements will expire both in and outside the United States during 2021, subject to any potential patent term extensions, restoration and/or supplemental protection certificates extending such term extensions in countries where such extensions may become available. We may terminate the agreements without cause with six months prior notice to Max Planck Innovation, and Max Planck Innovation may terminate the agreements in the event that we materially breach our obligations thereunder. Max Planck Innovation also has the right to terminate the agreements in the event that we, independently or through a third party, attack the validity of any of the licensed patents.”
Kyowa Hakko Kirin, page 20
2.	Please file as an exhibit in your 2010 Form 10-K, the license and collaboration agreement with Kyowa Hakko Kirin dated June 2008. Alternatively, tell us the basis for your belief that you are not required to file this agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:	As discussed in the Company’s response to Comment No. 1 above, the Company analyzes each of its agreements for materiality when it enters into the agreement and periodically thereafter. The Company has determined that its agreement with Kyowa Hakko Kirin (“Kyowa Hakko”) is not a material contract required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K. Item 601(b)(10)(ii)(B) of Regulation S-K clarifies that if an agreement is such as ordinarily accompanies the kind of business conducted by the registrant, it will be deemed to be made in the ordinary course of business, and therefore not required to be filed, unless the agreement is, among other things, one “upon which the registrant’s business is substantially dependent.” The Company has concluded that its agreement with Kyowa Hakko was made in

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January 12, 2011

the ordinary course of the Company’s business and that its business is not substantially dependent on the agreement, and accordingly, the Company has not filed this agreement as an exhibit under Item 601(b)(10) of Regulation S-K.

The Company is a biopharmaceutical company seeking to develop and commercialize novel therapeutics based on RNAi. As part of its collaboration strategy, the Company seeks to enter into 50-50 co-development and/or worldwide or specific geographic partnerships for specific RNAi therapeutic programs in the ordinary course of business. Certain of these agreements may be material to the Company due to a combination of various factors, including the amount of any upfront payment, the amount of research and development funding support, the potential future milestone and royalty revenue amounts, and the geographic scope of the collaboration, among other factors. The Kyowa Hakko agreement is a regional agreement that provides rights to Kyowa Hakko to develop and commercialize the Company’s therapeutic candidate, ALN-RSV, at its own expense in a limited geographic region. Under the Kyowa Hakko agreement, there are modest development and sales milestone payments and royalty rates, no co-development obligations, and no obligation on the part of Kyowa Hakko to provide the Company with development assistance or specific expertise outside of its limited geographic region.

The Kyowa Hakko agreement does not fall within any of the enumerated categories under Item 601(b)(10)(ii)(B) of Regulation S-K that would disqualify it from the ordinary course exception. Notwithstanding the Company’s determination that the Kyowa Hakko agreement is not material under Item 601(b)(10) of Regulation S-K, the Company believes that disclosure of this agreement in its Form 10-K and other filings provides meaningful information for investors regarding the Company’s third-party collaboration efforts.
Delivery Initiatives, page 24
3.	We note that during 2007, you obtained an exclusive worldwide license to the liposomal delivery formulation technology of Tekmira for the discovery, development and commercialization of LNP formulations for the delivery of RNAi therapeutics, and a non-exclusive worldwide license to certain liposomal delivery of formulation technology of Protiva Biotherapeutics Inc., for the discovery, development and commercialization of certain LNP formulation for the delivery of RNAi therapeutics. Please provide the material terms of each of these license agreements with Tekmira and Protiva, including, but not limited to any payment provisions, a range of royalty rates, aggregate milestones, usage restrictions and duration and termination provisions. Also, please file these agreements as exhibits in your 2010 Form 10-K, or alternatively, tell us the basis for your belief that you are not required to file these agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Securities and Exchange Commission
January 12, 2011

Response:	The Company assesses the materiality of each contract it enters into upon signing and will periodically reassess the materiality of each such agreement as its pipeline matures and its business changes to determine whether it is reliant on any particular service, technology or product, or whether any such agreement is otherwise required to be filed as an exhibit pursuant to the requirements set forth in Item 601(b)(10) of Regulation S-K. Given the advances of the Company’s clinical pipeline during 2010, including the initiation of a second clinical development program utilizing the drug delivery technology covered by the Tekmira and Protiva license agreements, the Company determined that such agreements are now material to its business. Accordingly, in response to the Staff’s comment regarding disclosure of the material terms of each of the Tekmira and Protiva license agreements, including, but not limited to payment provisions, royalty rates, aggregate milestone payments, usage restrictions and duration and termination provisions, the Company intends to revise its disclosure regarding the Tekmira and Protiva license agreements in its Form 10-K for the year ended December 31, 2010 and to file these agreements as exhibits to its Form 10-K. The revised disclosure will be substantially similar to that set forth below:
“In January 2007, we obtained an exclusive worldwide license to the liposomal delivery formulation technology of Tekmira for the discovery, development and commercialization of LNP formulations for the delivery of RNAi therapeutics and a non-exclusive worldwide license to certain liposomal delivery formulation technology of Protiva Biotherapeutics Inc., or Protiva, for the discovery, development and commercialization of certain LNP formulations for the delivery of RNAi therapeutics. In May 2008, Tekmira acquired Protiva. In connection with this acquisition, we entered into new agreements with Tekmira and Protiva, which provide us access to key existing and future technology and intellectual property for the systemic delivery of RNAi therapeutics with liposomal delivery technologies. Under these agreements, we continue to have exclusive rights to the Semple (U.S. Patent No. 6,858,225) and Wheeler (U.S. Patent Nos. 5,976,567 and 6,815,432) patents for RNAi, which we believe are critical for the use of LNP delivery technology. Under our agreements with Tekmira and Protiva, Tekmira and Protiva are eligible to receive up to an aggregate of $16.0 million in milestone payments for each RNAi therapeutic formulated using Tekmira’s or Protiva’s liposomal delivery formulation technologies, together with royalty payments on annual product sales. In each of 2009 and 2010, we paid $0.5 million in milestone payments to Tekmira under these license agreements. We charge these milestone payments to research and development expense.
We are developing ALN-VSP, a systemically delivered RNAi therapeutic candidate, for the treatment of primary and secondary liver cancer. ALN-VSP contains two siRNAs formulated using a first generation LNP formulation developed by Tekmira. We also have rights to use this LNP technology in the advancement of our other systemically delivered RNAi therapeutic programs, and we are advancing ALN-TTR01, for the treatment of ATTR, utilizing this first generation LNP formulation. In parallel with ALN-TTR01, we are advancing ALN-TTR02 utilizing second-generation LNPs. In addition, we have published pre-clinical results from development programs for other systemically delivered RNAi therapeutic candidates, including ALN-PCS, for the treatment of

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January 12, 2011

severe hypercholesterolemia, which we have identified as our next clinical candidate. We are advancing ALN-PCS using second-generation LNPs for systemic delivery.
Under our agreements with Tekmira and Protiva, we also granted Tekmira and Protiva three exclusive and five non-exclusive licenses under our InterferRx program to develop and commercialize RNAi therapeutics directed to up to eight gene targets in which we have no direct strategic interest, including the targets apolipoprotein B, or ApoB, and polo-like kinase 1, or PLK1, and a recently granted license in connection with Tekmira’s research program directed towards the Ebola virus. We are eligible to receive up to an aggregate of $8.5 million in milestone payments for each RNAi therapeutic directed to four of these targets, together with royalties on annual sales of RNAi therapeutic products directed to all of these targets. In addition, under our agreement with Protiva, we have the right to “opt-in” to the Tekmira research program directed to PLK1 and contribute 50% of product development costs and share equally in any future product revenues. We have until the start of a Phase II clinical trial in this PLK1 research program to exercise our opt-in right.
In connection with Tekmira’s acquisition of Protiva, in May 2008, we made an equity investment of $5.0 million in Tekmira, purchasing 2,083,333 shares of Tekmira common stock at a price of $2.40 per share, which represented a premium of $1.00 per share.
The terms of our agreements with Tekmira and Protiva generally end upon the expiration of the last-to-expire patent licensed thereunder, whether such patent is a patent licensed by Tekmira or Protiva to us, or vice versa. As the licenses from Tekmira and Protiva will include additional patents, if any, filed to cover future inventions, if any, the dates of expiration cannot be determined at this time. Either we or Protiva may terminate a license it granted to the other in the event that the other party materially breaches its obligations relating to that license. Furthermore, either we or Tekmira may terminate our agreements with each other in the event the other party materially breaches an obligation under those agreements, but such termination will be limited to a particular product and/or region in the event of a material breach by the other party that has a material adverse effect only on that particular product in that region.”
Manufacturing, page 39
4.	We note that in 2009, you entered into a manufacturing and supply agreement with Tekmira where you committed to pay Tekmira a minimum of CAD $11.2 million (representing U.S. $9.2 million at the time of execution) through December 2011 for manufacturing services. Please file the agreement as an exhibit to your 2010 Form 10-K, or alternatively, tell us the basis for your belief that you are not required to file the agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:	As discussed in the Company’s response to Comment No. 3 above, the Company assesses the materiality of each contract it enters into upon signing and will periodically reassess the materiality of each such agreement as its pipeline matures and its business changes to determine whether it is becoming reliant on any particular service, technology or product, or whether any such agreement is otherwise required to be filed as an exhibit pursuant to the

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January 12, 2011

requirements set forth in Item 601(b)(10) of Regulation S-K. Given the advances of the Company’s clinical pipeline during 2010, including the initiation of a second clinical development program for which Tekmira is manufacturing clinical supply, the Company determined that the Tekmira manufacturing and supply agreement is now material to its business. Accordingly, the Company intends to file the Tekmira manufacturing and supply agreement as an exhibit to its Form 10-K for the year ended December 31, 2010.

The disclosure regarding the Tekmira manufacturing and supply agreement in the Company’s Form 10-K for the year ended December 31, 2010 will be substantially similar to that set forth below:
“Under our agreements with Tekmira, we are obligated to utilize Tekmira for the manufacture of all LNP-formulated product candidates covered by Tekmira’s intellectual property beginning during pre-clinical development and continuing through Phase II clinical trials. During 2009, we and Tekmira entered into a manufacturing and supply agreement under which we are committed to pay Tekmira a minimum of CAD$11.2 million (representing U.S. $9.2 million at the time of execution) through December 2011 for manufacturing services. Tekmira is currently manufacturing the clinical drug supply for our Phase I ALN-VSP clinical trial and our Phase I ALN-TTR01 clinical trial. Each of Alnylam and Tekmira has the right to terminate the manufacturing and supply agreement for a material breach by the other party of its obligations under this agreement. We also have the right to terminate our obligation to use Tekmira for manufacturing on a product-by-product basis for a failure by Tekmira to meet certain specific requirements with respect to a product.”
Proxy Statement on Schedule 14A, filed April 20, 2010
2009 Annual Incentive Program, page 26
5.	We note that your annual cash incentive award is based on the achievement of corporate goals and individual objectives. However, your discussion does not disclose the corporate goals used as part of the determination of annual cash incentive awards. In addition, while your discussion does disclose individual objectives, it does not quantify any targeted levels of achievement or actual levels of achievement, where these objectives are quantitative. Please provide draft disclosure for your 2011 proxy statement, which provides your 2010 corporate goals and individual objectives as well as the targeted levels of achievement. To the extent that the goals and objectives are quantitative, the discussion of goals and achievements should also be quantitative. Please also confirm that in your 2011 proxy statement you will discuss the levels of achievement of the goals and objectives for each Named Executive Officer.

Response:	In response to the Staff’s comment, in its 2011 proxy statement, the Company intends to revise its disclosure regarding its Annual Cash Incentive Program to include the Company’s 2010 corporate goals and individual objectives as well as the targeted levels of achievement, and discuss the levels of achievement of

Securities and Exchange Commission
January 12, 2011

the goals and objectives for each Named Executive Officer. Such revised disclosure will be substantially similar to that set forth below. The Company notes that it has not included in this response the targeted levels of achievement, the actual 2010 levels of achievement as a percentage or the actual bonus amounts, all of which are represented by brackets in the disclosure below and will be included in the Company’s 2011 proxy statement.
“2010 Annual Incentive Program
Our compensation committee aims to determine an appropriate mix of cash payments and equity incentive awards to meet short- and long-term goals and objectives. Under the 2010 annual incentive program, specified employees, including our named executive officers and the other members of our senior management team, were eligible to receive an annual cash incentive award based upon the achievement of corporate goals and individual objectives for 2010. The corporate goals for 2010 were proposed by our executive officers and modified and approved by our board. Individual objectives for 2010 were focused on contributions that would drive the achievement of our corporate goals and ensure consistent alignment of the interests of our executive officers and the interests of our stockholders. The compensation committee approved the individual objectives for our named executive officers and the other members of our senior management team. The individual objectives for the other eligible participants were approved by our chief executive officer.
Awards under the 2010 annual incentive program were determined by first establishing a participant’s individual performance level, which was based upon a strict and rigid assessment of that individual’s performance against pre-established individual objectives for 2010. Each participant had an established maximum cash award opportunity under the incentive program representing a percentage of the participant’s base salary for 2010. Each individual was eligible to receive an award ranging from 0% to 100% of the participant’s maximum cash award opportunity based upon the participant’s individual performance against his or her 2010 objectives, as discussed in more detail below.
A corporate performance modifier was then applied to the individual award. The corporate performance modifier could range from 0% to 100% and was based upon our performance against the 2010 corporate goals approved by our board. The 2010 annual cash incentive program provided that, in the event overall corporate performance for 2010 fell below a threshold of 50%, the corporate performance modifier would be 0% and no awards would be granted under the incentive program.
The 2010 corporate goals approved by our board, the relative weightings assigned to each goal at the beginning of the year and the performance against these corporate goals for 2010, were as follows:

Securities and Exchange Commission
January 12, 2011

Actual 2010
Corporate Goal	Relative Weighting		Performance
  •  Advance clinical pipeline with a focus on human proof of concept, including: advancing ALN-RSV01 in a Phase IIb clinical trial for the treatment of RSV infection in adult lung transplant patients; continuing Phase I clinical development of ALN-VSP for the treatment of liver cancers; and advancing the development of ALN-TTR01 through initiation of a Phase I clinical trial in patients with transthyretin-mediated amyloidosis.
	[ ]	%	[ ]	%
  •  Advance internal and partnered programs towards initial drug application, including: advancing ALN-PCS for the treatment of hypercholesterolemia towards clinical development; and advancing additional pre-clinical RNAi and microRNAi-based therapeutic programs. Expand therapeutic delivery platform through the advancement of novel delivery solutions.
	[ ]	%	[ ]	%
  •  Fund business with the formation of additional strategic alliances and new business ventures and maintain solid financial performance, including ending the year with a specified minimum cash balance.
	[ ]	%	[ ]	%
• Continue scientific leadership, including through multiple peer reviewed papers and operational efficiency and productivity. Achieve certain organizational goals.	[ ]	%	[ ]	%

Approved 2010 Corporate Performance Modifier	100%		[ ]	%
     At the end of 2010, our compensation committee strictly evaluated individual and corporate performance against the established goals and objectives and determined the amount of the annual cash incentive award, if any, to be paid under the program to each of our named executive officers. The table below shows the maximum cash award opportunity under the incentive program, both as a percentage of the participant’s annual base salary and in dollars, and the actual cash bonus payments made to our named executive officers, which were paid in January 2011. The basis for determining each such award is discussed below.

2010 Annual Incentive Program
	Maximum Opportunity	Maximum Opportunity	Actual Bonus
Name	(% of Base Salary)	($)	Payment ($)
John M. Maraganore, Ph.D.	50%	$262,500	$	[ ]
Barry E. Greene	30%	$117,000	$	[ ]
Akshay K. Vaishnaw, M.D., Ph.D.	20%	$70,550	$	[ ]
Patricia L. Allen	20%	$49,097	$	[ ]
Kenneth S. Koblan, Ph.D.	20%	$51,750 *	$	[ ]	*

*	Dr. Koblan’s maximum bonus opportunity was pro-rated based on his April 2010 hire date.
In determining the 2010 compensation and annual incentive award for each of our executive officers, our compensation committee strictly reviewed the performance of our company during 2010 and each individual’s performance as compared to his or her individual corporate, financial, strategic and operational objectives for the year.

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The individual objectives for our chief executive officer, Dr. Maraganore, were heavily weighted ([   ]%) toward achievement of the overall company performance rating and certain new business development objectives. In addition, other specific targets included achieving human proof of concept in our clinical programs ([   ]%) and developing certain organizational capabilities ([   ]%). Our compensation committee determined that Dr. Maraganore achieved [   ]% of his individual objectives for 2010, including advancing our clinical pipeline and continuing to develop and build the organization. Our compensation committee determined that under the 2010 annual incentive program, Dr. Maraganore earned a cash incentive award of $[   ], representing [   ]% of his target cash award opportunity, reduced by the corporate performance modifier of [   ]%.
The individual objectives for Mr. Greene included specific targets with respect to advancing our clinical development pipeline and achieving major development program objectives ([   ]%), advancing our delivery platform ([   ]%), aligning our research and development capabilities with alliance management and achieving specific business development goals ([   ]%), and managing and building our research and development organization ([   ]%). Our compensation committee also considered Dr. Maraganore’s recommendations with respect to Mr. Greene’s performance. Our compensation committee determined that Mr. Greene achieved [   ]% of his individual objectives for 2010, including: advancing our clinical pipeline; advancing our delivery platform; and achieving alliance management and certain related business development goals. Our compensation committee determined that under the 2010 annual incentive program, Mr. Greene earned a cash incentive award of $[   ], representing [   ]% of his target cash award opportunity, reduced by the corporate performance modifier of [   ]%.
Dr. Vaishnaw’s individual objectives were focused primarily on continuing to advance our discovery programs and our clinical development programs with a focus on human proof of concept ([   ]%), providing pre-clinical development support for our research efforts ([   ]%), managing and building our clinical and pre-clinical development organization ([   ]%) and providing support for key alliances and external communications with investors and academic and medical thought leaders ([   ]%). Our compensation committee also considered both Dr. Maraganore’s and Mr. Greene’s recommendations with respect to Dr. Vaishnaw’s performance. Our compensation committee determined that Dr. Vaishnaw achieved [   ]% of his individual objectives for 2010, including in particular through the advancement of our clinical pipeline. Our compensation committee determined that under the 2010 annual incentive program, Dr. Vaishnaw earned a cash incentive award of $[   ], representing [   ]% of his target cash award opportunity, reduced by the corporate performance modifier of [   ]%.
Ms. Allen’s individual objectives were focused on meeting specified financial goals, including meeting specified operating expense levels and minimum cash balance requirements at year-end ([   ]%), supporting business development efforts to establish strategic alliances to fund our business ([   ]%), managing our investment portfolio ([   ]%) and managing the audit of our financial statements, along with various public reporting obligations and tax matters ([   ]%), and achieving specified metrics with respect to the information technology and facilities groups ([   ]%). Our compensation committee also considered both Dr. Maraganore’s and Mr. Greene’s recommendations with respect to Ms. Allen’s performance. Our compensation committee determined that Ms. Allen achieved [   ]%

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January 12, 2011

of her individual objectives for 2010, including successful management of our annual operating budget and achievement of external year-end cash balance objectives. Our compensation committee determined that under the 2010 annual incentive program, Ms. Allen earned a cash incentive award of $[   ], representing [   ]% of her target cash award opportunity, reduced by the corporate performance modifier of [   ]%.
Dr. Koblan’s individual objectives, prior to his promotion to chief scientific officer in September 2010, were focused primarily on maximizing the value of our RNAi platform through the establishment and support of new business ventures and other potential opportunities ([   ]%), providing support to our early discovery and development efforts around programs and delivery efforts ([   ]%), and supporting organizational and career development objectives for our scientists ([]%). Following his promotion to chief scientific officer, Dr. Koblan maintained these objectives, but focused primarily on leading our current discovery programs and coordinating with senior leadership for our ongoing clinical programs. Our compensation committee also considered both Dr. Maraganore’s and Mr. Greene’s recommendations with respect to Dr. Koblan’s performance. Our compensation committee determined that Dr. Koblan achieved [   ]% of his individual objectives for 2010, including progress in our research and technology efforts and advancement of our clinical pipeline. Our compensation committee determined that under the 2010 annual incentive program, Dr. Koblan earned a cash incentive award of $[   ], representing [   ]% of his pro-rated target cash award opportunity, reduced by the corporate performance modifier of [   ]%.”
Form 10-Q for the Quarterly Period Ended September 30, 2010
Strategic Alliances, page 23
6.	We note that in November 2010, you formed a collaboration with Medtronic and CHDI to advance ALN-HTT. We also note that in the United States, you have the opportunity to invest in clinical development through product launch in return for a proportional share of the profits, and in Europe, Medtronic is solely responsible for development and commercialization, and you are eligible to receive milestones and royalties on product sales, if any. Please describe the material terms of the collaboration agreement, including, but not limited to the material obligations and rights of each party to the agreement, the payment provisions, a range of royalty rates, aggregate milestones and duration and termination provisions. Also, please file the agreement as an exhibit in your 2010 Form 10-K, or alternatively, tell us the basis for your belief that you are not required to file the agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:	As noted in the Company’s response to Comment No. 1 above, Item 601(b)(10)(ii)(B) of Regulation S-K clarifies that if an agreement is such as ordinarily accompanies the kind of business conducted by the registrant, it will be deemed to be made in the ordinary course of business, and therefore not required to be filed, unless the agreement is, among other things, one “upon which the registrant’s business is substantially dependent.” The Company analyzes each of its agreements for materiality when it enters into the agreement and periodically thereafter. With respect to the Company’s agreement with CHDI Foundation, Inc. (“CHDI”), the Company concluded

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that it was made in the ordinary course of the Company’s business and that its business is not substantially dependent on the agreement, and accordingly, the Company has not filed this agreement as an exhibit under Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company is a biopharmaceutical company seeking to develop and commercialize novel therapeutics based on RNAi. As part of its collaboration strategy, the Company seeks to enter into 50-50 co-development and/or worldwide or specific geographic partnerships on specific RNAi therapeutic programs in the ordinary course of business. Certain of these agreements may be considered material to the Company due to various factors, including the amount of research and development funding support, the potential future milestone and royalty revenue amounts, and the geographic scope of the collaboration, among other factors. For example, the Company previously determined that its amended and restated collaboration agreement with Medtronic is material. The material terms of the Medtronic agreement were disclosed on page 19 of the Company’s Form 10-K for the year ended December 31, 2009 and the Medtronic agreement was filed as Exhibit 10.32 thereto. The Company intends to include substantially the same disclosure in its Form 10-K for the year ended December 31, 2010.

In November 2010, the Company and Medtronic entered into an agreement with CHDI, pursuant to which CHDI agreed to fund certain research activities undertaken by the Company and Medtronic under their existing collaboration agreement. Under the CHDI agreement, the Company and Medtronic will be reimbursed for approximately 50% of the investigational new drug application-enabling activities, which represents approximately $10.0 million in potential funding for the program, and approximately $5.0 million in potential funding to the Company. The Company and Medtronic have agreed to pay back this funding in the event that a product is ultimately commercialized from the funded research. CHDI does not have any rights to milestone or royalty payments, nor does it have any other rights to any product or intellectual property developed through the funded research. The Company determined that the CHDI agreement does not fall within any of the enumerated categories under Item 601(b)(10)(ii)(B) of Regulation S-K that would disqualify it from the ordinary course exception. Notwithstanding the Company’s determination that the CHDI agreement is not material under Item 601(b)(10) of Regulation S-K, the Company believes that disclosure of this agreement in its Form 10-K and other filings provides meaningful information for investors regarding the Company’s third-party collaboration efforts and the sources of funding for its programs.
* * *
As requested in the Letter, the Company hereby acknowledges that:

Securities and Exchange Commission
January 12, 2011

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require additional information, please telephone either the undersigned at (617) 551-8200, or Lia Der Marderosian of WilmerHale, the Company’s outside counsel, at (617) 526-6000.

Very truly yours,

/s/ Patricia L. Allen

Patricia L. Allen
Vice President of Finance and Treasurer

cc:	Philip T. Chase, Esq. Lia Der Marderosian, Esq.